

June 27, 2013

Via E-mail
Mr. Nolan Watson
Chief Executive Officer
Sandstorm Gold Ltd.
400 Burrard Street
Suite 1400
Vancouver, BC V6C 3A6
Canada

> **Re: Sandstorm Gold Ltd.**
> **Form 40-F for the Year Ended December 31, 2012**
> **Filed February 19, 2013**
> **File No. 001-35617**

Dear Mr. Watson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Year Ended December 31, 2012

Exhibit 99.1 – Annual Information Form

Mineral Properties, page 25

1.   We note your disclosure of significant gold streaming assets and find your mineral reserves and resources for your properties have not been updated recently nor have you prepared estimates of the current reserves/resources by removing the reported/estimated production from the reserve/resource tabulation. Please modify your filing and provide updated reserve/resource estimates for all your properties as of your fiscal year end.

2.   A significant portion of your revenue is dependent on the mine production at your gold
        streaming properties, but we note you do not report the gold received, the funds received,
        nor the tonnage and grade mined and/or processed at these respective properties. As a
        financier for these properties, we believe you are not a passive investor and have access
        to this information which should also be made available to your investors. Please revise
        your filing to include the appropriate detailed production information for each property as
        it relates to your revenue.

Exhibit 99.2 – Annual Report

Consolidated Financial Statements, page 41
Note 3 – Summary of Significant Accounting Policies, page 48
F. Mineral Interests, page 49

3.   We note you allocate some of the costs of mineral interests to exploration potential and
        such costs are excluded from depletion. Please provide us with your basis under IFRS
        for recognizing the cost allocated to exploration potential as an asset (i.e., as a mineral
        interest pursuant to IAS 16 or IAS 38, as an exploration and evaluation asset pursuant to
        IFRS 6, or under some other basis), and if not exploration and evaluation assets pursuant
        to IFRS 6, please tell us your basis for classifying them as non-depletable.

4.   It appears that you calculate depletion based on the estimated recoverable proven and
        probable reserves and the portion of resources expected to be classified as reserves on a
        per mine basis. Please address the following:

        •   tell us how costs allocated to resources are treated in your depletion calculation;

        •   provide us with the amount of costs allocated to each of measured, indicated and
            inferred mineral resources as of each fiscal year presented; and,

        •   tell us the extent to which resources are currently accessible and the extent to which
            additional capital improvements are required to convert and gain access to resources.

5.   To better understand the effect of resources on your depletion expense, please provide us
        with the amount of depletion expense for each period presented if (i) only proven and
        probable reserves is included in the depreciable base (i.e., excluding all measured and
        indicated and all inferred mineral resources from the depreciable base) and (ii) only
        proven and probable reserves plus the portion of measured and indicated resources
        expected to be converted to mineral reserves (i.e., excluding all inferred mineral
        resources from the depreciable base). Also, clarify for us if you include expected costs in
        the numerator of your depletion calculation.

J. Revenue Recognition, page 50

6.   We note your revenue from the sale of gold may be subject to adjustment upon final settlement of estimated metal prices, weights and assays. Please tell us whether those provisionally-priced revenues are initially recognized based on spot prices or forward prices (of similar duration to the expected settlement of the provisionally-priced sales). If forward prices are used, please clarify your disclosure in future filings accordingly. If spot prices are used, please tell us your basis for doing so (i.e. why you believe they provide for the best measure of fair value).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano at (202) 551-3319, or Brian Bhandari at (202) 551-3390, if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining